SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939

MINUTES OF THE 525th. MEETING OF THE BOARD OF DIRECTORS
HELD ON MARCH 18, 2007

On the 18th (eighteenth) day of the month of March of the year two thousand and seven, at 6 (six) p.m., in the Company’s office located at Avenida das Nações Unidas, No. 4,777, CEP 05477-000, São Paulo-SP, the 525th (five hundred and twenty-five) Meeting of the Board of Directors of BRASKEM S.A. was held, and the undersigned Board members were present. The Chief Executive Officer José Carlos Grubisich Filho, the Executive Officers Carlos José Fadigas de Souza Filho, Mauricio Ferro, Mr. Nelson Raso and Ms. Marcella Menezes Fagundes were also present. The Chairman of the Board Pedro Augusto Ribeiro Novis chaired the meeting and Ms. Marcella Menezes Fagundes acted as a secretary. AGENDA: I) Subjects for Deliberation: The following resolutions were unanimously taken: 1) PROPOSAL FOR DELIBERATION (“PD”) – approved, after the due analysis of its terms and connected documentation, the following Proposal for Deliberation copy of which have been duly filed at the Company’s headquarters: PD.CA/BAK-06/2007 – Acquisition of the Petrochemical Assets of the Ipiranga Group, in order to (i) approve (a) the celebration of an Investment Agreement among the Company, Ultrapar Participações S.A. (“Ultrapar”) and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), in order to regulate the Acquisition by Ultrapar of the total shares of the controlling shareholders (“Controlling Shareholders”) of Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI”) and the acquisition of the petrochemical assets of the Ipiranga Group by the Company and by Petrobras, in the proportion of 60% and 40% respectively, in title of knowledge: 100% of the shares issued by Ipiranga Química S.A., controlled by Ipiranga Petroquímica S.A. which holds 29.5% of the voting and capital stock of Copesul – Companhia Petroquímica do Sul; (b) the assignment, as intervening party jointly with Petrobras, of Purchase Agreement of the total shares of the Controlling Shareholders by Ultrapar, to be entered into among Ultrapar and the Controlling Shareholders, as described on the respective PD; (ii) authorize the Executive Officer to sign all documents mentioned on Attachment 3 of the respective PD; (iii) authorize the call notice of the Extraordinary General Meeting to ratify the acquisition of the corporate interest of the companies, which date will be defined by the Chairman of the Board of Director. II) Subjects for Acknowledgement: Nothing to record. III) Subjects of Company Interest: Nothing to record. IV) ADJOURNMENT – There being nothing else to discuss, these minutes were drafted, which after being read, discussed and found to be in order was signed by all the Board Members present, by the Chairman and by the Secretary of the Meeting. São Paulo, SP, March 18th, 2007. [Ass.: Pedro Augusto Ribeiro Novis – Chairman; Marcella Menezes Fagundes – Secretary; Alvaro Fernandes da Cunha Filho - Vice-Chairman; Alvaro Pereira Novis; Antonio Britto Filho; Francisco Teixeira de Sá; José de Freitas Mascarenhas; José Lima de Andrade Neto; Luiz Fernando Cirne Lima; Masatoshi Furuhashi; Newton Sergio de Souza; Patrick Horbach Fairon].

Conforms to the original version recorded in the official book.

Marcella Menezes Fagundes
Secretary

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 632.5102
Offices: Rio de Janeiro/RJ - Av. Presidente Vargas, n° 309, 13° andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11)3443-9999 – Fax (11)3023-0420.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.